Shareholder Update

Annual Meeting Results
An annual meeting of the Funds shareholders was held on October 1, 2002. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.

(1) The Funds shareholders elected the following eight
directors:
			 Shares     Shares Withholding
			Voted For   Authority to Vote
Roger A. Gibson........ 14,566,277       697,034
Andrew M. Hunter III(A) 15,031,817       231,494
Leonard W. Kedrowski... 15,030,895       232,416
John M. Murphy, Jr.(B). 14,566,067       697,244
Richard K. Riederer ... 15,030,954       232,357
Joseph D. Strauss...... 15,030,775       232,536
Virginia L. Stringer .. 15,028,679       234,632
James M. Wade.......... 15,031,875       231,436

(A)Andrew M. Hunter III tendered his resignation from the board of directors, effective December 2002.
(B)John M. Murphy, Jr tendered his resignation from the board of directors, effective May 2003.

(2) The Funds shareholders ratified the selection by the Funds board of directors of Ernst & Young LLP as the independent public accountants for the Fund for the fiscal year ending May 31, 2003. The following votes were cast regarding this matter:

  Shares 	 Shares 		  Broker
Voted For    Voted Against  Abstentions  Non-Votes
14,640,789 	517,822       104,700       -

Terms and Conditions of the Dividend Reinvestment Plan
As a shareholder, you may choose to participate in the Dividend Reinvestment Plan, which is a convenient and economical way to buy additional shares of the Fund by automatically reinvesting dividends and capital gains.
The plan is administered by EquiServe, the plan agent.

Eligibility/Participation
You may join the plan at any time. Reinvestment of distributions will begin with the next distribution paid, provided your request is received at least 10 days before the record date for that distribution.
If your shares are in certificate form, you may join the plan directly and have your distributions reinvested in additional shares of the Fund. To enroll in this plan, call EquiServe at 800-426-5523. If your shares are registered in your brokerage firm's name or another name, ask the holder of your shares how you may participate.
Banks, brokers or nominees, on behalf of their beneficial owners who wish to reinvest dividend and capital gains distributions, may participate in the plan by informing EquiServe at least 10 days before the next dividend and/or capital gains distribution.

Plan Administration
Beginning no more than 5 business days before the dividend payment date, EquiServe will buy shares of the Fund on the New York Stock Exchange (NYSE) or elsewhere on the open market only when the price of the Funds shares on the NYSE plus commissions is at less than a 5% premium over the funds most recently calculated net asset value (NAV) per share. If, at the close of business on the dividend payment date, the shares purchased in the open market are insufficient to satisfy the dividend reinvestment requirement, EquiServe will accept payment of the dividend, or the remaining portion, in authorized but unissued shares of the Fund.
These shares will be issued at a per-share price equal to the higher of (a) the NAV per share as of the close of business on the payment date or (b) 95% of the closing market price per share on the payment date.
There is no direct charge for reinvestment of dividends and capital gains, since EquiServe fees are paid for by the Fund. However, if fund shares are purchased in the open market, each participant pays a pro rata portion of the brokerage commissions. Brokerage charges are expected to be lower than those for individual transactions because shares are purchased for all participants in blocks. As long as you continue to participate in the plan, distributions paid on the shares in your account will be reinvested.
EquiServe maintains accounts for plan participants holding shares in certificate form and will furnish written confirmation of all transactions, including information you need for tax records. Reinvested shares in your account will be held by EquiServe in noncertificated form in your name.

Tax Information
Distributions invested in additional shares of the Fund are subject to income tax, to the same extent as if received in cash. When shares are issued by the Fund at a discount from market value, shareholders will be treated as having received distributions of an amount equal to the full market value of those shares.
Shareholders, as required by the Internal Revenue
Service, will receive Form 1099 regarding the federal tax status of the prior year's distributions.

Plan Withdrawal
If you hold your shares in certificate form, you may terminate your participation in the plan at any time by giving written notice to EquiServe. If your shares are registered in your brokerage firms name, you may terminate your participation via verbal or written instructions to your investment professional. Written instructions should include your name and address as they appear on the certificate or account.
If notice is received at least 10 days before the record date, all future distributions will be paid directly to the shareholder of record.
If your shares are issued in certificate form and you discontinue your participation in the plan, you (or your nominee) will receive an additional certificate for all full shares and a check for any fractional shares in your account.

Plan Amendment/Termination
The Fund reserves the right to amend or terminate the plan. Should the plan be amended or terminated, participants will be notified in writing at least 90 days before such amendment or termination is effected. The plan may also be amended or terminated by EquiServe with at least 90 days written notice to participants in the plan.
Any questions about the plan should be directed to your investment professional or to EquiServe LP, P.O. Box 43011, Providence, RI 02940-3011,
800-426-5523.

How to Obtain a Copy of the Proxy Voting Policy
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (1) without charge upon request by calling 800.677.FUND; (2) at www.firstamericanfunds.com; and (3) on the U.S.
Securities and Exchange Commissions website at http://www.sec.gov.